[GRAPHIC OMITTED] BancoGalicia

FOR IMMEDIATE RELEASE

Banco de Galicia y Buenos Aires S.A.
Phone (54-11) 6329-6430
Fax   (54-11) 6329-6494
www.e-galicia.com

              BANCO DE GALICIA Y BUENOS AIRES S.A. REPORTS EARNINGS
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

(Buenos Aires, Argentina, February 14, 2008) - Banco de Galicia y Buenos Aires S.A. (the "Bank", Buenos Aires Stock Exchange: GALI) today announced its financial results for the fiscal year and the quarter ended December 31, 2007.

o The adjusted net income for FY 2007 amounted to Ps.177.3 million, Ps.105.1 million higher than in FY 2006. After the adjustment to the valuation of public-sector assets (a Ps.38.2 million loss) and the amortization of amparo claims (a Ps.108.7 million loss), net income amounted to Ps.30.4 million, representing an improvement of Ps.156.6 million as compared with the loss recorded in FY 2006.

o Adjusted net income for the fourth quarter of FY 2007 amounted to Ps.62.9 million, Ps.37.8 million higher than in the same quarter of F Y2006. After the adjustment to the valuation of public-sector assets (a Ps.11.5 million loss), net income amounted to Ps.51.4 million, Ps.160.3 million higher than the loss recorded as of the same date of the prior year.

o During FY 2007, the Bank continued implementing its strategy to strengthen its financial condition, that comprised a capital increase, the full repayment of its debt with the Argentine Central Bank, a significant decrease of its exposure to the public sector and the reduction of its external debt by means of prepayments and cancellation in advance.

o The strengthening of its financial condition allowed the Bank to continue to significantly increase its activity level and the volume of its business with the private sector. As of December 31, 2007, the Bank's credit exposure to that sector reached Ps.13,425 million, representing a 31.9% increase during the year, mainly concentrated in middle-market companies and individuals, as shown by the increase of loans to these sectors, of 58.4% and 47.9%, respectively.

o Deposits in Argentina amounted to Ps.12,991 million, with a 22.6% increase in the twelve months ended December 31, 2007.

o As a consequence, the Bank's adjusted net operating income(1) increased approximately 50% during FY 2007.

----------
(1) Adjusted net operating income: net adjusted financial income(2) plus net income from services.

(2) Adjusted net financial income: Financial Income excluding the adjustment to the valuation of Secured Loans, securities included in the Argentine debt exchange and Bogar, in accordance with Argentine Central Bank rules, plus net financial income on margin requirements on repo transactions (the latter are recorded under" Miscellaneous Income/Loss").

                                                  [GRAPHIC OMITTED] BancoGalicia

FY 2007 RESULTS

Net income for FY 2007 amounted to Ps.30.4 million, with a Ps.156.6 million increase as compared to the Ps.126.2 million loss registered in FY 2006. Excluding the Ps.38.2 million loss from the adjustment to the valuation of public-sector assets and the Ps.108.7 million loss from the amortization of amparo claims, adjusted net income for FY 2007 amounted to Ps.177.3 million, Ps.105.1 million higher than in FY 2006.

Beginning in December 2005 and during FY 2006, no losses were recorded in connection with the amortization of amparo claims, as such amortization was deferred in accordance with Argentine Central Bank's Communique "A" 4439. From January until September 2007, the Bank again recorded a charge to income in connection with this amortization, which generated a Ps.108.7 million loss.

The significant improvement in the adjusted net income for FY 2007 was mainly a consequence of a Ps.565.7 million increase in the adjusted net operating income. This increase was partially offset, mainly, by higher administrative expenses (which were up Ps.300.7 million) and higher loan loss provisions (which were up Ps.144.6 million).

The adjusted net operating income for FY 2007 totaled Ps.1,707.7 million, up 49.5% from the Ps.1,142.0 million recorded in the prior year. This increase was due both to a higher adjusted net financial income (up Ps.301.3 million) and a higher net income from services (up Ps.264.4 million).

                                                                                         In pesos
                                                -------------------------------------------------
Table I                                           FY 2007     FY 2006       Twelve Months Ended
                                                -------------------------------------------------
Earnings per Share                                 4th Q       4th Q       12/31/07     12/31/06
---------------------------------------------   ----------   ----------   ----------   ----------
Average Shares Outstanding (in thousands) (*)      562,327      468,662      506,641      468,662
Shares Outstanding (in thousands) (*)              562,327      468,662      562,327      468,662
Book Value per Share                                 3.129        2.695        3.129        2.695
Earnings per Share                                   0.091       (0.232)       0.060       (0.269)

----------
(*)  During August 2007, 93.7 million new shares were issued.

NET INCOME FOR THE QUARTER ENDED DECEMBER 31, 2007

In the fourth quarter of FY 2007, the Bank recorded a Ps.51.4 million profit, compared with a Ps.108.9 million loss in the same quarter of the previous year.

Excluding the Ps.11.5 million loss from the adjustment to the valuation of public-sector assets, the adjusted net income for the fourth quarter of FY 2007 amounted to Ps.62.9 million, compared with a Ps.25.1 million profit in the same quarter of the prior year.

The improvement in the quarter's adjusted net income was mainly the consequence of a Ps.156.4 million increase in the adjusted net operating income, and a Ps.31.4 million increase in net other income. These increases were partially offset by higher administrative expenses (which were up Ps.81.4 million) and higher loan loss provisions (which were up Ps.70.2 million).

The quarter's adjusted net operating income totaled Ps.491.4 million, up 46.7% from the Ps.335.0 million recorded in the same quarter of the prior year. This increase was due both to a higher adjusted net financial income (up Ps.89.3 million) and a higher net income from services (up Ps.67.1 million).

                                                  [GRAPHIC OMITTED] BancoGalicia

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A. consolidated with the subsidiaries under its direct or indirect control. The "Bank" refers to the consolidated Banco de Galicia y Buenos Aires S.A., unless there is a clarification of the contrary.

The Bank's consolidated financial statements and the figures included in the different tables of this report correspond to Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. ("Galicia Uruguay") and its subsidiaries, Tarjetas Regionales S.A. and its subsidiaries, Galicia Factoring y Leasing S.A. and Galicia Valores S.A. Sociedad de Bolsa. Beginning in the fourth quarter of FY 2007, the financial statements of Galicia Administradora de Fondos S.A. consolidate directly with those of the Bank.

FOURTH QUARTER OF FY 2007 RESULTS

                                                                                                           Percentages
                                                                    --------------------------------------------------
                                                                      FY 2007      FY 2006       Twelve Months Ended
Table II                                                            --------------------------------------------------
Profitability and Efficiency                                           4th Q        4th Q        12/31/07     12/31/06
-----------------------------------------------------------------   ----------   ----------    ----------   ----------
Return on Average Assets (*)                                              1.04        (1.62)         0.27        (0.42)
Return on Average Shareholders' Equity (*)                               11.89       (32.49)         2.10        (9.26)
Financial Margin (*) (1)                                                  4.52        (0.47)         3.95         1.02
Net Income from Services as a % of Operating Income(2)                   54.95       115.60         56.43        75.05
Net Income from Services as a % of Administrative Expenses               73.06        70.28         74.85        70.70
Administrative Expenses as a % of Operating Income(2)                    75.21       164.49         75.39       106.16

----------
(*)  Annualized.
(1) Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)  Operating Income: Net Financial Income plus Net Income from Services.

Net financial income for the fourth quarter of FY 2007 was Ps.213.0 million, up Ps.239.0 million from the fourth quarter of the previous fiscal year. Excluding the Ps.11.5 million loss from the adjustment to the valuation of public-sector assets and including the financial results on margin requirements of repo transactions (Ps.7.1 million profit), the Bank's adjusted net financial income for the fourth quarter of FY 2007 amounted to Ps.231.6 million. Calculated in the same manner, the adjusted net financial income for the fourth quarter of FY 2006 amounted to Ps.142.3 million.

The quarter's net financial income includes a Ps.13.9 million profit from quotation differences, net of the results from foreign-currency forward transactions. This profit was composed of a Ps.28.3 million gain from FX brokerage and a Ps.14.4 million loss from the valuation of the Bank's foreign-currency net position. In the same quarter of the prior year, the result from quotation differences was a Ps.13.4 million profit (composed by a Ps.17.3 million gain from FX brokerage and a Ps.3.9 million loss from the valuation of the foreign-currency net position).

The adjusted net financial income for the quarter, excluding quotation differences, amounted to Ps.217.7 million, compared to a Ps.128.9 million income from the same quarter of FY 2006. This result was mainly the consequence of the profits associated with the peso-denominated and the CER-adjusted matched portfolios and with the funding of CER-adjusted assets mainly with peso-denominated liabilities. These profits were partially offset by the loss on the foreign-currency denominated matched portfolio.

The significant increase in the adjusted net financial income was a consequence of: (i) a significant increase in income from financial intermediation with the private sector (resulting from a Ps.2,707 million increase in the volume of average loans to the private sector during the year and also from an increase in the average lending rate), and (ii) a decrease in the cost of funds resulting from the change in the composition of liabilities, as a consequence of the repayment of all of the debt with the Argentine Central Bank.

                                                  [GRAPHIC OMITTED] BancoGalicia

The use of public- sector assets to repay debt with the Argentine Central Bank and part of the Bank's foreign debt caused a significant and simultaneous decrease in the Bank's assets and liabilities and, consequently, a significant decrease in the volume of CER indexed assets and liabilities.

The 103 basis points ("b.p.") increase during the year in the average yield on interest-earning assets was mainly due to an increase in the average yield on loans to the private sector and to their increased relative weight within the total interest-earning assets.

The average cost of interest-bearing liabilities recorded a 69 b.p. decrease as a consequence of the above-mentioned change in composition which, together with the growth in deposits, produced a significant increase in the relative weight of the latter within total liabilities.

                                   Average balances in millions of pesos. Yields and rates in annualized nominal %
                             -------------------------------------------------------------------------------------
                                                                                                     FY 2007
                             -------------------------------------------------------------------------------------
Table III                          4(th) Q               3(rd) Q               2(nd) Q               1(st) Q
Average Balances,            -------------------   -------------------   -------------------   -------------------
Yield and Rates (*)           Av. B.      Int.      Av. B.      Int.      Av. B.      Int.      Av. B.      Int.
--------------------------   --------   --------   --------   --------   --------   --------   --------   --------
Interest-Earning Assets        18,845      10.89     18,371       9.70     17,487       9.64     18,201       9.63
Government Securities (**)      3,950       5.03      4,293       3.84      4,393       4.79      4,479       3.09
Loans                          11,132      14.86     10,563      13.40      9,974      13.18     10,447      13.73
 - Private Sector               9,932      15.14      9,367      13.84      8,349      13.11      7,728      13.11
 - Public Sector                1,200      12.54      1,196       9.98      1,625      13.54      2,719      15.47
Other                           3,763       5.27      3,515       5.74      3,120       5.12      3,275       5.50
 - Financial Trusts               968       6.99        913      10.32        902       8.59        884      10.00
 - Government Securities
    to be Received                  -          -          -          -        104       3.57        406       3.64
 - Other Interest Earning
    Assets                      2,795       4.68      2,602       4.14      2,114       3.72      1,985       3.87
                             --------   --------   --------   --------   --------   --------   --------   --------
Interest-Bearing
 Liabilities                   14,880       7.68     14,932       5.96     14,660       6.84     15,510       8.20
Current Accounts                  796       2.34        667       2.17        668       2.41        628       2.60
Savings Accounts                2,449       0.17      2,371       0.17      2,136       0.31      2,057       0.29
Time Deposits                   6,625       9.92      6,813       8.14      6,656       7.77      6,330       8.22
Debt Securities                 3,077      10.06      3,506       5.15      3,824       9.41      3,808       9.34
Argentine Central Bank              -          -          -          -         81       5.87        965      28.04
Other Interest-Bearing
Liabilities                     1,933       7.94      1,575       8.63      1,295       7.51      1,722       6.00
                             --------   --------   --------   --------   --------   --------   --------   --------

                                   Average balances in millions of pesos. Yields and rates in annualized nominal %
                             -------------------------------------------------------------------------------------
                                   FY 2006
                             -------------------
Table III                          4(th) Q
Average Balances,            -------------------
Yield and Rates (*)           Av. B.      Int.
--------------------------   --------   --------
Interest-Earning Assets        21,934       9.86
Government Securities (**)      4,651       8.03
Loans                          11,426      13.47
 - Private Sector               7,225      13.54
 - Public Sector                4,201      13.34
Other                           5,857       4.29
 - Financial Trusts               867       8.14
 - Government Securities
    to be Received              3,040       3.79
 - Other Interest Earning
    Assets                      1,950       3.36
                             --------   --------
Interest-Bearing
 Liabilities                   19,218       8.37
Current Accounts                  648       2.62
Savings Accounts                1,952       0.27
Time Deposits                   5,969       8.43
Debt Securities                 3,710       8.91
Argentine Central Bank          4,977      11.58
Other Interest-Bearing
Liabilities                     1,962       8.92
                             --------   --------

----------
(*) Does not include the adjustment to the valuation of public-sector assets pursuant to Communique "A" 3911 of the Argentine Central Bank, nor quotation differences. Annual nominal rates were calculated using a 360-day denominator.
(**) Includes Discount Bonds and GDP-Linked Units, valued in accordance with
     Communique "A" 4270.

Provisions for loan losses for the fourth quarter of FY 2007 amounted to Ps.96.5 million, Ps.70.2 million higher than in the same quarter of the prior year. Nearly half of this increase was due to specific cases. The remaining amount reflected the increase of regulatory charges associated to the growth of the credit portfolio and higher charges in connection with the portfolio's aging.

Net income from services amounted to Ps.259.8 million, up 34.8% from the Ps.192.7 million recorded in the fourth quarter of the previous fiscal year. All items recorded a significant increase as compared with the same quarter of 2006 -particularly insurance products, credit and debit cards and credit-related fees, as a consequence of the significant increase in the volume of transactions.

                                                  [GRAPHIC OMITTED] BancoGalicia

                                                               In millions of pesos
                                    -----------------------------------------------
                                                                  FY 2007   FY 2006
Table IV                            -----------------------------------------------
Income from Services, Net            4(th)Q    3(rd)Q   2(nd) Q    1(st)Q    4(th)Q
--------------------------------    -------   -------   -------   -------   -------
National Cards                         76.6      65.9      57.0      53.7      50.5
Regional Credit Cards                 118.8     112.7     100.4      91.4      88.4
Deposit Accounts                       44.3      41.4      39.3      35.5      35.3
Insurance                              22.1      20.9      18.7      18.7      14.0
Financial Fees                          8.0       7.8       6.8       6.2       5.8
Credit-Related Fees                    21.8      22.7      19.1      15.5      18.2
Foreign Trade                          11.2      10.4       9.0       8.9       9.2
Collections                             7.8       7.3       6.5       5.7       5.3
Utility-Bills Collection Services       4.1       3.6       3.3       3.1       3.1
Mutual Funds                            1.0       0.9       0.9       0.8       0.7
Other                                  21.8      21.5      19.6      17.9      19.3
                                    -------   -------   -------   -------   -------
  Total Income                        337.5     315.1     280.6     257.4     249.8
                                    -------   -------   -------   -------   -------
  Total Expenditures                   77.7      66.7      57.5      55.5      57.1
                                    -------   -------   -------   -------   -------
  Income from Services, Net           259.8     248.4     223.1     201.9     192.7
                                    =======   =======   =======   =======   =======

Administrative expenses for the quarter totaled Ps.355.6 million, with a 29.7% increase from the same quarter of the prior year. Personnel expenses increased 27.6%, mainly due to salary increases and to a 13.8% increase in the Bank's staff linked to the greater level of activity. The remaining administrative expenses grew 32.1%, mainly as a consequence of the greater level of activity, the geographical expansion of the regional credit-card companies and the rate of inflation recorded during the period, as well as higher taxes and depreciations.

Net other income amounted to Ps.49.6 million, up 9.3% from the Ps.45.4 million profit recorded in the same quarter of the prior year. The quarter's profit was made up of a Ps.14.1 million profit from the net reversal of allowances, a Ps.11.9 million gain due to loans recovered, a Ps.7.1 million gain from the financial income on margin requirements of repo transactions, and other results. Net other income recorded in the fourth quarter of FY 2006 was mainly the consequence of a Ps.34.3 million profit from the financial income on margin requirements of repo transactions and a Ps.30.6 million profit from loans recovered, partially offset by the net establishment of reserves for Ps.20.1 million.

The income tax charge was Ps.14.0 million, Ps.1.8 million higher than in the fourth quarter of FY 2006. This charge corresponds mainly to the regional credit-card companies.

LEVEL OF ACTIVITY

The Bank's total exposure to the private sector reached Ps.13,425 million, with a 31.9% increase during the year and a 35.6% annualized increase during the quarter.

Total loans to the private sector granted by the Bank's Argentine operation increased 41.0% between December 31, 2007 and the same date of the previous year. The Bank's market share of private-sector loans reached 7.76% as of December 31, 2007, up from 7.21% as of December 31, 2006.

The regional credit-card companies' total loan portfolio increased 43.7% between December 31, 2007 and the same date of the previous year.

Total gross loans as of December 31, 2007 amounted to Ps.11,975 million, of which Ps.1,318 million were loans to the financial and non-financial public sector.

                                                  [GRAPHIC OMITTED] BancoGalicia

                                                                 In millions of pesos
                                 ----------------------------------------------------
                                                                   FY 2007    FY 2006
Table V                          ----------------------------------------------------
Exposure to the Private Sector    4(th)Q     3(rd)Q     2(nd)Q     1(st)Q     4(th)Q
-------------------------------  --------   --------   --------   --------   --------
Loans                              10,657      9,949      8,912      8,126      8,006
Leasing                               360        327        284        241        209
Corporate Securities                   21         20         33         26         24
Other Financing (*)                 1,409      1,311      1,229      1,118      1,104
                                 --------   --------   --------   --------   --------
Total Credit                       12,447     11,607     10,458      9,511      9,343
                                 --------   --------   --------   --------   --------
Securitized Loans (**)                978        834        904        855        832
                                 --------   --------   --------   --------   --------
Total                              13,425     12,441     11,362     10,366     10,175
                                 ========   ========   ========   ========   ========

----------
(*) Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.
(**) As of December 31, 2007, includes the outstanding balances of the loans transferred to the following trusts: "Galtrust II", "Galtrust V", "Galicia Personales III", "Galicia Personales IV", "Galicia Personales V", "Galicia Personales VI", "Galicia Creditos Inmobiliarios I", "Galicia Creditos Inmobiliarios II", "Galicia Prendas Comerciales I", "Galicia Leasing I." Also includes the outstanding balances of the loans securitized by the regional credit-card companies.

Private-sector loan growth during FY 2007 was mainly concentrated in middle-market companies (58.4%) and individuals (47.9%). By sector of activity, the Bank increased its exposure mainly to the retail & wholesale-trade sector (83.6%), consumers (47.3%), the manufacturing sector (47.0%) and the agriculture and livestock sector (25.3%).

                                                                 In millions of pesos
                                 ----------------------------------------------------
                                                                   FY 2007    FY 2006
Table VI                         ----------------------------------------------------
Loans by Type of Borrower         4(th)Q    3(rd)Q      2(nd)Q     1(st)Q     4(th)Q
-----------------------------    --------   --------   --------   --------   --------
Large Corporations                  1,870      1,848      2,015      1,759      1,535
Middle-Market Companies             3,994      3,330      2,929      2,762      2,521
Individuals                         4,631      4,358      3,755      3,403      3,132
Financial Sector                      269        520        320        309        925
Non-Financial Public Sector         1,211      1,199      1,200      2,781      2,691
                                 --------   --------   --------   --------   --------
  Total Loans                      11,975     11,255     10,219     11,014     10,804
                                 --------   --------   --------   --------   --------
Allowances                            429        389        365        355        327
                                 --------   --------   --------   --------   --------
  Total Loans, Net                 11,546     10,866      9,854     10,659     10,477
                                 ========   ========   ========   ========   ========

                                                  [GRAPHIC OMITTED] BancoGalicia

                                                                 In millions of pesos
                                 ----------------------------------------------------
                                                                   FY 2007    FY 2006
Table VII                        ----------------------------------------------------
Loans by Sector of Activity      4(th)Q      3(rd)Q    2(nd)Q      1(st)Q     4(th)Q
-----------------------------    --------   --------   --------   --------   --------
Financial Sector                      269        520        320        309        925
Services                            2,357      2,433      2,161      3,540      3,478
  - Public Sector                   1,211      1,199      1,200      2,781      2,691
  - Other                           1,146      1,234        961        759        787
Agriculture & Livestock             1,218        994        884      1,091        972
Consumer                            4,402      4,146      3,587      3,250      2,989
Retail & Wholesale Trade            1,575      1,277      1,303        934        858
Construction                          268        161        308        295        310
Manufacturing                       1,807      1,641      1,522      1,481      1,229
                                 --------   --------   --------   --------   --------
Other                                  79         83        134        114         43
                                 --------   --------   --------   --------   --------
  Total Loans                      11,975     11,255     10,219     11,014     10,804
                                 --------   --------   --------   --------   --------
Allowances                            429        389        365        355        327
                                 --------   --------   --------   --------   --------
  Total Loans, Net                 11,546     10,866      9,854     10,659     10,477
                                 ========   ========   ========   ========   ========

During FY 2007 the Bank reduced significantly its exposure to the public sector (See Table VIII). Such exposure was reduced by Ps.2,800 million, mainly as a consequence of the following decreases: i) Ps.1,480 million in the balance of Secured Loans, due to sales, ii) Ps.1,240 million in the balance of Boden 2012 bonds (recorded under "Government Securities" and "Other Receivables from Financial Brokerage"), due to the collection of amortization and interest coupons and to the use of the proceeds of the sale of those bonds to fund the repurchase of foreign debt, and iii) Ps.367 million in the balance of Bogar bonds, due to sales. These decreases were slightly offset by the Ps.255 million increase in the net position of government securities held for trading, mainly composed of Bills and Notes issued by the Argentine Central Bank (Lebac and Nobac).

As of April 30, 2007, the Bank did not record any debt with the Argentine Central Bank, which amounted to Ps.3,026 million as of December 31, 2006.

                                                                                  In millions of pesos
                                                       -----------------------------------------------
                                                                                     FY 2007   FY 2006
Table VIII                                             -----------------------------------------------
Net Exposure to the Argentine Public Sector (*)         4(th)Q    3(rd)Q    2(nd)Q    1(st)Q    4(th)Q
-------------------------------------------------      -------   -------   -------   -------   -------
Government Securities' Net Position                      3,859     3,960     4,694     3,927     4,831
  Trading                                                  417       529       664       205       162
  Bogar                                                      -         -         -         -       367
  Boden 2012                                             2,744     2,723     3,316     3,008     3,583
  Discount Bonds and GDP-Linked Units                      698       708       714       714       719
Loans                                                    1,318     1,306     1,307     2,780     2,798
  National Secured Loans, Net                            1,211     1,199     1,200     2,673     2,691
  Other                                                    107       107       107       107       107
Other Receivables Resulting from Financial Brokerage       870       856       847     1,245     1,218
  Boden 2012                                                 -         -         -       409       401
  Trust Certificates of Participation and Securities       870       856       847       836       817
Total Assets                                             6,047     6,122     6,848     7,952     8,847
                                                       -------   -------   -------   -------   -------
Liabilities with the Argentine Central Bank                  -         -         -       380     3,026
                                                       -------   -------   -------   -------   -------
Net Exposure                                             6,047     6,122     6,848     7,572     5,821
                                                       =======   =======   =======   =======   =======

----------
(*) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank's minimum cash requirements.

                                                  [GRAPHIC OMITTED] BancoGalicia

Equity investments amounted to Ps.51.2 million, 21.0% higher than the Ps.42.3 million recorded at the end of the fourth quarter of FY 2006.

The item "Bank Premises and Equipment, Miscellaneous and Intangible Assets" includes Ps.277 million of net deferred losses associated to amparo claims. This amount includes Ps.179 million of amortization deferred.

The Bank's consolidated deposits amounted to Ps.13,188 million, of which Ps.301 million were deposits in Galicia Uruguay.

As of December 31, 2007, the Bank's deposits in Argentina amounted to Ps.12,991 million, representing a 22.6% increase in the twelve months ended December 31, 2007, and an 18.0% annualized increase in the quarter.

                                                                 In millions of pesos
                              -------------------------------------------------------
                                                                   FY 2007    FY 2006
Table IX                      -------------------------------------------------------
Deposits in Argentina             4(th)Q     3(rd)Q     2(nd)Q     1(st)Q     4(th)Q
-----------------------------    --------   --------   --------   --------   --------
In Pesos                           11,243     10,777     10,850     10,334      9,379
  Current Accounts                  2,698      2,514      2,491      2,116      2,016
  Savings Accounts                  2,479      2,283      2,313      2,116      1,937
  Time Deposits                     5,640      5,378      5,336      5,372      4,590
  Adjusted Time Deposits              202        376        454        503        620
  Other                               224        226        256        227        216
In Foreign Currency                 1,748      1,687      1,333      1,317      1,213
                                 --------   --------   --------   --------   --------
Total Deposits                     12,991     12,464     12,183     11,651     10,592
                                 ========   ========   ========   ========   ========

As of December 31, 2007, the Bank's estimated market share of deposits in the Argentine financial system, considering its deposits in Argentina only, was 6.32%, compared with 6.18% as of the same date of 2006.

Considering only private-sector deposits, the Bank's estimated deposit market share reached 8.23% as of December 31, 2007, compared with 8.43% as of December 31, 2006.

                                                                          Percentages
                              -------------------------------------------------------
                                                                   FY 2007    FY 2006
Table X                       -------------------------------------------------------
Market Share (*)                  4(th)Q     3(rd)Q     2(nd)Q     1(st)Q     4(th)Q
-----------------------------    --------   --------   --------   --------   --------
Total Deposits                       6.32       6.24       6.39       6.43       6.18
Private Sector Deposits              8.23       8.34       8.45       8.60       8.43
Total Loans                          7.43       7.44       7.14       7.70       8.13
Loans to the Private Sector          7.76       7.58       7.64       7.45       7.21

----------
(*) Banco de Galicia y Buenos Aires S.A., only, within the Argentine financial system, according to the daily information on deposits and loans published by the Argentine Central Bank. End-of-period data. Deposits and Loans include only principal. The regional credit-card companies' data is not included.

Other financial liabilities decreased by Ps.3,954 million from the amount as of the end of the fourth quarter of FY 2006. The decrease was mainly the consequence of: i) the repayment of debt with the Argentine Central Bank, for Ps.3,026 million, and ii) the reduction of the Bank's foreign debt for US$ 522.8 million due to amortization, prepayments and cancellations in advance. These decreases were partially offset by the issuance of negotiable obligations for Ps.200 million by Tarjetas Cuyanas S.A. (during the second quarter of fiscal year 2007) and by an increase in the balance of repo transactions.

                                                  [GRAPHIC OMITTED] BancoGalicia

                                                                                In millions of pesos
                                              ------------------------------------------------------
                                                                                FY 2007     FY 2006
Table XI                                      ------------------------------------------------------
Other Financial Liabilities                    4(th) Q    3(rd) Q    2(nd) Q    1(st) Q     4(th) Q
-------------------------------------------   --------   --------   --------   ---------   ---------
Argentine Central Bank                               1          1          1         380       3,026
  Financial Assistance                               -          -          -           -       2,689
  Advance for the Purchase the Hedge Bond            -          -          -         380         337
  Other                                              1          1          1           -           -
Foreign Banks and International Entities           504        457        308         282         860
Negotiable Obligations (*)                       3,051      3,235      4,008       3,834       3,935
Other (**)                                       3,447      2,798      2,602       2,973       3,136
                                              --------   --------   --------   ---------   ---------
Total                                            7,003      6,491      6,919       7,469      10,957
                                              ========   ========   ========   =========   =========

----------
(*)  Includes subordinated negotiable obligations.
(**) Includes, mainly, loans from domestic banks and other domestic institutions, repos and debt with retailers in connection with the financing of credit-card purchases.

As of December 31, 2007, the Bank had 1.4 million deposit accounts, reflecting an increase of approximately 151 thousand accounts from a year before. Likewise, the number of credit cards as of that date reached 5.4 million, with a 25.9% increase from the 4.3 million credit cards managed a year before (See the "Additional Information" table).

ASSET QUALITY

The Bank's non-accrual loan portfolio amounted to Ps.376 million as of December 31, 2007, while it amounted to Ps.279 million as of the same date of the prior year. The non-accrual loan portfolio represented 3.53% of total loans to the private sector as of December 31, 2007, compared to 3.48% as of December 31, 2006.

The allowance for loan losses represented 4.03% of total loans to the private sector as of December 31, 2007, and 4.08% as of December 31, 2006. The coverage of the non-accrual loan portfolio with allowances for loan losses reached 114.10% and the coverage with guarantees was 13.03%. The combined coverage of non-accrual loans with allowances and guarantees was 127.13%.

                                                                                In millions of pesos, except percentages
                                                               ---------------------------------------------------------
                                                                                                    FY 2007     FY 2006
Table XII                                                      ---------------------------------------------------------
Loan Portfolio Quality                                          4(th) Q     3(rd) Q     2(nd) Q     1(st) Q     4(th) Q
------------------------------------------------------------   ---------   ---------   ---------   ---------   ---------
Non-Accrual Loans (*)                                                376         385         321         295         279
  - With Preferred Guarantees                                         44          42          41          40          40
  - With Others Guarantees                                             5           5           5           5           5
  - Without Guarantees                                               327         338         275         250         234
Allowance for Loan Losses                                            429         389         365         355         327
                                                               ---------   ---------   ---------   ---------   ---------
Non-Accrual Loans to Total Loans (%)                                3.14        3.42        3.14        2.68        2.58
Non-Accrual Loans to Private-Sector Loans (%)                       3.53        3.87        3.60        3.63        3.48
Allowance for Loan Losses to Total Loans (%)                        3.58        3.46        3.57        3.22        3.03
Allowance for Loan Losses to Private-Sector Loans (%)               4.03        3.91        4.10        4.37        4.08
Allowance for Loan Losses to Non-Accrual Loans (%)                114.10      101.04      113.71      120.34      117.20
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)         13.03       12.21       14.33       15.25       16.13

----------
(*) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Deficient Performance, High Risk of Insolvency and Difficult Collection, Uncollectible and Uncollectible due to Technical Reasons.

During the quarter, Ps.37 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.1 million were made.

                                                  [GRAPHIC OMITTED] BancoGalicia

                                                                                           In millions of pesos
                                                     ----------------------------------------------------------
                                                                                          FY 2007      FY 2006
Table XIII                                           ----------------------------------------------------------
Consolidated Analysis of Loan Loss Experience         4(th) Q     3(rd) Q     2(nd) Q     1(st) Q      4(th) Q
--------------------------------------------------   --------    --------    --------    ---------    ---------
Allowance for Loan Losses at the Beginning of the         389         365         355          327          316
  Quarter
Changes in the Allowance for Loan Losses
  Provisions Charged to Income (*)                         95          71          35           48           26
  Provisions Reversed                                     (18)          -           -           (3)          (2)
  Charge Offs                                             (37)        (47)        (25)         (17)         (13)
Allowance for Loan Losses at Quarter End                  429         389         365          355          327
                                                     --------    --------    --------    ---------    ---------
Charge to the Income Statement
  Provisions Charged to Income                             95          71          35           48           26
  Direct Charge Offs                                        1           1           1            1            1
  Bad Debts Recovered                                     (12)        (18)         (7)         (25)         (30)
  Provisions Reversed (**)                                (18)          -           -           (3)          (2)
Net Charge to the Income Statement                         66          54          29           21           (5)

----------
(*) Includes conversion differences corresponding to Galicia Uruguay. (**) Recorded under "Net Other Income".

In the following table, asset quality information is also shown in terms of "total credit." Total credit is defined as loans, certain accounts included in "Other Receivables Resulting from Financial Brokerage" representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted.

                                                                               In millions of pesos, except percentages
                                                          -------------------------------------------------------------
                                                                                                  FY 2007      FY 2006
Table XVI                                                 -------------------------------------------------------------
Asset Quality - Total Credit                               4(th) Q      3(rd) Q      2(nd) Q      1(st) Q      4(th) Q
-------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
Non-Accrual Portfolio (*)                                       399          408          345          323          309
  - With Preferred Guarantees                                    45           44           44           43           42
  - With Other Guarantees                                         5            5            5            5            8
  - Without Guarantees                                          349          359          296          275          259
Allowance for Credit Losses                                     447          408          383          375          348
                                                          ---------    ---------    ---------    ---------    ---------
Non-Accrual Portfolio to Total Credit (%)                      2.90         3.16         2.93         2.61         2.55
Non-Accrual Portfolio to Private-Sector Credit (%)             3.21         3.52         3.30         3.40         3.31
Allowance for Credit Losses to Total Credit (%)                3.25         3.16         3.26         3.02         2.87
Allowance for Credit Losses to Private-Sector
 Credit (%)                                                    3.59         3.52         3.66         3.94         3.73
Allowance for Credit Losses to Non-Accrual
 Portfolio (%)                                               112.03       100.00       111.01       116.10       112.62
Non-Accrual Portfolio with Guarantees to Non-Accrual
 Portfolio (%)                                                12.53        12.01        14.20        14.86        16.18

----------
(*) Includes credits classified under the categories mentioned in the note to Table XII.

CAPITALIZATION AND LIQUIDITY

As of December 31, 2007, the Bank's consolidated computable capital exceeded by Ps.1,054 million the Ps.1,303 million minimum capital requirement. This excess was Ps.777 million as of December 31, 2006.

The increase in the minimum capital requirement between December 31, 2007 and December 31, 2006 was mainly attributable to the Bank's greater exposure to the private sector.

The Ps.496 million increase in the computable regulatory capital as of December 31, 2006 was mainly attributable to the capital increase completed in August last year, which generated an aggregate increase in

                                                  [GRAPHIC OMITTED] BancoGalicia

the shareholders' equity items "capital stock" and "issuance premiums", after issuance costs, of Ps.466 million. The Ps.149 million increase in the supplemental capital was mainly a consequence of having been able to compute more subordinated debt as supplemental capital, given the increase in the core capital.

                                                           In millions of pesos, except rates and percentages
                                                -------------------------------------------------------------
                                                                                        FY 2007      FY 2006
Table XV                                        -------------------------------------------------------------
Consolidated Regulatory Capital                  4(th) Q      3(rd) Q      2(nd) Q      1(st) Q      4(th) Q
---------------------------------------------   ---------    ---------    ---------    ---------    ---------
Minimum Capital Required (A)                        1,303        1,319        1,301        1,250        1,084
  Allocated to Financial Assets                       786          754          671          598          552
  Allocated to Fixed Assets                           153          155          149          148          144
  Allocated to Other Assets                            61           63           54           68           44
  Allocated to Market Risk                             20           21           22           11           12
  Allocated to Interest-Rate Risk                      52           67           92           89           62
  Allocated to Lending to the Public Sector           231          259          313          336          270
Computable Capital (B)                              2,357        2,311        1,733        1,741        1,861
  Core Capital                                      1,757        1,751        1,244        1,252        1,395
  Supplemental Capital                                757          717          630          632          608
  Deductions                                         (160)        (161)        (153)        (145)        (144)
  Additional Capital - Market Variation                 3            4           12            2            2
Excess over Required Capital (B) - (A)              1,054          992          432          491          777
                                                ---------    ---------    ---------    ---------    ---------
Total Capital Ratio (%)                             15.54        15.31        11.77        12.32        15.03
                                                ---------    ---------    ---------    ---------    ---------

As of December 31, 2007, the Bank's unconsolidated liquid assets (held by the Bank's Argentine operation) represented 55.87% of the Bank's transactional deposits and 24.57% of its total deposits in Argentina. Including government securities available, at their market value, the latter ratio was 32.78%.

                                                                                                       FY 2007      FY 2006
Table XVI                                                      -------------------------------------------------------------
Liquidity (unconsolidated)                                      4(th) Q      3(rd) Q      2(nd) Q      1(st) Q      4(th) Q
------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
Liquid Assets (*) as a percentage of Transactional Deposits        55.87        60.76        54.58        41.46        56.81
Liquid Assets (*) as a percentage of Total Deposits                24.57        25.91        23.11        16.40        23.07

(*) Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank's bills and notes, respectively), net call money loans, short-term placements with correspondent banks and reverse repos with the local market.

--------------------------------------------------------------------------------
This report is a summary analysis of the Bank's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with the Bank's financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gov.ar) and the Buenos Aires Stock Exchange (www.bolsar.com). In addition, the Argentine Central Bank (www.bcra.gov.ar) may publish information related to the Bank as of a date subsequent to the last date for which the Bank has published information.
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

                                                  [GRAPHIC OMITTED] BancoGalicia

             SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                                        In millions of pesos
                                                               -------------------------------------------------------------
                                                                                                       FY 2007      FY 2006
                                                               -------------------------------------------------------------
                                                                4(th) Q      3(rd) Q      2(nd) Q      1(st) Q      4(th) Q
                                                               ---------    ---------    ---------    ---------    ---------
Cash and Due from Banks                                          2,959.1      2,622.6      2,057.6      2,060.9      2,293.2
Government and Corporate Securities                              1,674.8      2,226.9      3,569.3      2,270.6      3,186.9
Net Loans                                                       11,546.1     10,866.4      9,854.1     10,658.5     10,476.6
Other Receivables Resulting from Financial Brokerage             3,538.5      3,140.9      3,319.5      3,776.1      5,352.1
Equity Investments in Other Companies                               51.2         51.8         49.8         47.5         42.3
Bank Premises and Equipment, Miscellaneous and
  Intangible Assets                                              1,281.1      1,232.0      1,239.7      1,252.6      1,253.6
Other Assets                                                     1,475.3      1,329.8        999.1        950.5        841.4
                                                               ---------    ---------    ---------    ---------    ---------
Total Assets                                                    22,526.1     21,470.4     21,089.1     21,016.7     23,446.1
                                                               ---------    ---------    ---------    ---------    ---------
Deposits                                                        13,188.5     12,759.6     12,451.4     11,874.0     10,792.8
Other Liabilities Resulting from Financial Brokerage             6,148.2      5,659.2      6,101.4      6,670.4     10,165.2
Subordinated Negotiable Obligations                                855.3        832.1        817.7        798.5        791.5
Other                                                              462.8        417.6        398.6        369.5        356.0
Minority Interests                                                 111.9         94.0         85.5         77.5         77.6
                                                               ---------    ---------    ---------    ---------    ---------
Total Liabilities                                               20,766.7     19,762.5     19,854.6     19,789.9     22,183.1
                                                               ---------    ---------    ---------    ---------    ---------
Shareholders' Equity                                             1,759.4      1,707.9      1,234.5      1,226.8      1,263.0
                                                               ---------    ---------    ---------    ---------    ---------
Foreign-Currency Assets and Liabilities
- Assets                                                         6,202.9      6,031.8      6,142.6      5,809.2      6,812.2
- Liabilities                                                    6,739.2      6,463.0      6,489.2      6,469.7      7,066.1
- Net Forward Purchases/(Sales) of Foreign Currency (1)            860.5        550.0        401.0        600.6        326.5

----------
(*) Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(1)  Recorded off-balance sheet.

                                                  [GRAPHIC OMITTED] BancoGalicia

             SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                                        In millions of pesos
                                                               -------------------------------------------------------------
                                                                                                       FY 2007      FY 2006
                                                               -------------------------------------------------------------
                                                                4(th) Q      3(rd) Q      2(nd) Q      1(st) Q      4(th) Q
                                                               ---------    ---------    ---------    ---------    ---------
FINANCIAL INCOME                                                   547.8        513.1        452.9        460.0        417.4
- Interest on Cash and Due from Banks                                5.1          3.9          2.0          3.6          0.7
- Interest on Loans to the Financial Sector                          0.3          0.3          0.3          1.8          1.1
- Interest on Overdrafts                                            34.4         32.1         25.1         19.6         21.0
- Interest on Promissory Notes                                      97.3         75.7         61.4         59.8         58.1
- Interest on Mortgage Loans                                        29.6         26.0         22.2         20.6         20.4
- Interest on Pledge Loans                                           3.7          3.5          2.8          2.5          2.3
- Interest on Credit-Card Loans                                    127.6        111.9        101.6         90.7         89.6
- Interest on Other Loans                                           63.1         56.4         42.5         40.1         36.1
- Net Income from Government and Corporate Securities               56.6         80.6         72.2         23.1       (81,0)
- Interest on Other Receivables Resulting from Financial
   Brokerage                                                         9.6          8.7          7.3         10.2         34,6
- Net Income from Secured Loans - Decree No.1387/01                 12.4         12.2         17.3         28.0         44,2
- CER Adjustment                                                    47.5         22.1         44.9         89.8        155,4
- Other                                                             31.2         56.1         31.1         58.6         21.1
- Quotation Differences on Gold and Foreign Currency                29.4         23.6         22.2         11.6         13.8
FINANCIAL EXPENSES                                                 334.8        289.7        271.7        357.1        443.4
- Interest on Current-Account Deposits                               4.7          3.6          4.0          4.1          4.2
- Interest on Savings-Account Deposits                               0.8          0.8          1.5          1.4          1.3
- Interest on Time Deposits                                        156.8        131.1        119.1        114.8        106.8
- Interest on Subordinated Obligations                              24.2         24.1         23.1         23.3         22.5
- Other Interest                                                     1.1          1.1          1.3         42.3         38.4
- Interest on Interbank Loans Received (call Money Loans)            0.7          1.5          0.8          0.9          1.0
- Interest on Financing from the Financial Sector                    0.4          0.5          0.5          0.6          0.7
- Interest on Other Liabilities Resulting from Financial
   Brokerage                                                        70.4         77.7         77.5         93.8         86.8
- Contributions to the Deposit Insurance Fund                        5.5          5.3          5.0          4.7          4.4
- CER Adjustment                                                     7.8          7.9          8.3         43.3        126.7
- Other                                                             62.4         36.1         30.6         27.9         50.6
GROSS FINANCIAL MARGIN                                             213.0        223.4        181.2        102.9        (26.0)
PROVISIONS FOR LOAN LOSSES                                          96.5         72.7         36.9         49.4         26.3
INCOME FROM SERVICES, NET                                          259.8        248.4        223.1        201.9        192.7
ADMINISTRATIVE EXPENSES                                            355.6        326.5        296.3        268.4        274.2
- Personnel Expenses                                               186.6        170.7        157.0        140.8        146.3
- Directors' and Syndics' Fees                                       1.3          1.3          1.1          1.3          1.8
- Other Fees                                                        11.4         10.0          9.1          7.2          9.0
- Advertising and Publicity                                         32.9         29.4         26.8         24.2         25.8
- Taxes                                                             20.0         17.4         14.0         13.1         14.1
- Depreciation of Premises and Equipment                            14.4         13.1         11.8         10.0          9.3
- Amortization of Organization and Development Expenses              8.5          9.2          8.7          9.0          8.6
- Other Operating Expenses                                          51.6         49.0         45.1         42.5         39.4
- Other                                                             28.9         26.4         22.7         20.3         19.9
MINORITY INTERESTS RESULTS                                          (5.6)        (8.5)        (8.0)        (5.4)        (7.2)
INCOME FROM EQUITY INVESTMENTS                                       0.7          2.0          0.7          0.7         (1.1)
NET OTHER INCOME                                                    49.6        (35.3)       (38.6)        (0.5)        45.4
INCOME TAX                                                          14.0         23.3         17.5         18.0         12.2
NET INCOME / (LOSS)                                                 51.4          7.5          7.7        (36.2)      (108.9)

----------
(*) Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Art.33 - Law 19550).

                                                  [GRAPHIC OMITTED] BancoGalicia

             SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                          In millions of pesos
                                                                         ----------------------
                                                                          FY 2007      FY 2006
                                                                         ---------    ---------
FINANCIAL INCOME                                                           1,973.8      2,095.8
- Interest on Cash and Due from Banks                                         14.6          0.7
- Interest on Loans to the Financial Sector                                    2.6          2.8
- Interest on Overdrafts                                                     111.3         69.7
- Interest on Promissory Notes                                               294.2        200.6
- Interest on Mortgage Loans                                                  98.4         70.0
- Interest on Pledge Loans                                                    12.4         12.1
- Interest on Credit-Card Loans                                              431.8        281.1
- Interest on Other Loans                                                    202.1        105.8
- Net Income from Government and Corporate Securities                        232.5        119.5
- Interest on Other Receivables Resulting from Financial Brokerage            35.8        171.2
- Net Income from Secured Loans - Decree No.1387/01                           70.0        182.3
- CER Adjustment                                                             204.3        735.5
- Other                                                                      177.0         71.7
- Quotation Differences on Gold and Foreign Currency                          86.8         72.8
FINANCIAL EXPENSES                                                         1,253.3      1,873.5
- Interest on Current-Account Deposits                                        16.4         21.0
- Interest on Savings-Account Deposits                                         4.6          4.1
- Interest on Time Deposits                                                  521.8        313.6
- Interest on Subordinated Obligations                                        94.7         88.9
- Other Interest                                                              45.9        186.6
- Interest on Interbank Loans Received (call Money Loans)                      3.9          3.5
- Interest on Financing from the Financial Sector                              1.9          3.5
- Interest on Other Liabilities Resulting from Financial Brokerage           319.3        325.8
- Contributions to the Deposit Insurance Fund                                 20.4         15.8
- CER Adjustment                                                              67.3        698.3
- Other                                                                      157.1        212.4
GROSS FINANCIAL MARGIN                                                       720.5        222.3
PROVISIONS FOR LOAN LOSSES                                                   255.5        110.9
INCOME FROM SERVICES, NET                                                    933.2        668.8
ADMINISTRATIVE EXPENSES                                                    1,246.7        946.0
- Personnel Expenses                                                         655.1        494.4
- Directors' and Syndics' Fees                                                 5.0          5.0
- Other Fees                                                                  37.7         32.4
- Advertising and Publicity                                                  113.3         84.2
- Taxes                                                                       64.5         48.2
- Depreciation of Premises and Equipment                                      49.2         36.5
- Amortization of Organization and Development Expenses                       35.4         34.9
- Other Operating Expenses                                                   188.2        142.9
- Other                                                                       98.3         67.5
MINORITY INTERESTS RESULTS                                                   (27.5)       (24.1)
INCOME FROM EQUITY INVESTMENTS                                                 4.1        (13.1)
NET OTHER INCOME                                                             (24.9)       133.1
INCOME TAX                                                                    72.8         56.3
NET INCOME / (LOSS)                                                           30.4       (126.2)

----------
(*) Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Art.33 - Law 19550).

                                                  [GRAPHIC OMITTED] BancoGalicia

                             ADDITIONAL INFORMATION

                                                                                      FY 2007       FY 2006
                                            ----------------------------------------------------------------
                                             4(th) Q      3(rd) Q       2(nd) Q       1(st) Q       4(th) Q
                                            ---------    ---------     ---------     ---------     ---------
Mutual Funds (In millions of pesos) (*)           617.0        601.9         703.6         545.9         480.0
                                            ---------    ---------     ---------     ---------     ---------
Physical Data (Number of)
  Employees                                     8,962        8,675         8,374         8,106         7,878
   Bank in Argentina                            5,164        5,142         5,021         4,851         4,676
   Other companies                              3,798        3,533         3,353         3,255         3,202
  Branches                                        363          358           354           348           346
   Bank Branches                                  233          233           233           233           233
   Regional Credit-Card Companies Offices         130          125           121           115           113
  Deposit Accounts (in thousands)               1,364        1,327         1,244         1,222         1,213
  Credit Cards (in thousands)                   5,391        5,057         4,734         4,409         4,283
                                            ---------    ---------     ---------     ---------     ---------
Inflation and Exchange Rates
  Retail Price Index (%) (**)                    2.49         1.90          1.61          2.23          2.57
  Wholesale Price Index (IPIM) (%) (**)          2.67         4.02          5.37          1.75          0.68
  CER Coefficient (%) (**)                       2.30         1.50          1.91          2.52          2.46
  Exchange Rate (Pesos per US$) (***)          3.1510       3.1495        3.0908        3.1007        3.0695

----------
(*)  Market value of the FIMA mutual fund units under custody.
(**) Variation within the quarter.
(***)As of the last working day of the quarter.

                                                  [GRAPHIC OMITTED] BancoGalicia

RECENT DEVELOPMENTS

BANCO GALICIA

Foreign debt reduction

During the fourth quarter of FY 2007, the Bank cancelled in advance US$ 79.2 million of face value of its notes due in 2010 acquired during market operations and the Bank repurchased US$ 10.2 million of face value of its loans due in 2014.

Given that on January 2, 2008, the fourth principal installment of the debt due in 2010 became due for US$ 34.7 million of face value, as of the date of this press release, the outstanding principal amount of the Bank's debt due in 2010 was US$ 138.9 million (of which US$ 136.8 million correspond to the notes due in 2010) and the outstanding principal amount of the Bank's debt due in 2014 was US$ 327.2 million (of which US$ 302.1 million correspond to the notes due in 2014). The aggregate principal amount of debt due in 2010 and 2014 is equivalent to 44.5% of the aggregate principal amount of the senior debt issued in May 2004.

Long term funding for small- and medium-sized enterprises (SMEs)

On November 28, 2007, the Bank and the International Finance Corporation (the "IFC") entered into a loan agreement by which the IFC granted the Bank an eight-year term loan for US$ 50 million. The objective of such loan is to finance to Argentine SMEs, with a particular focus on those located in the provinces of Argentina, and strengthen the Bank's strong commitment with this sector. This is the first peso-linked loan granted by the IFC in Argentina, which allows the Bank to offer funding in both US dollars and pesos.

This transaction complements the loan received by the Bank in May 2005, for US$ 40 million, the proceeds of which were used to finance the granting of loans to SMEs of the agriculture and livestock sector as well as other export-related sectors.

The Bank received the Mercurio Prize

The Asociacion Argentina de Marketing (Argentine Marketing Association) granted the 2007 Mercurio Prize to the Bank, in the financial services' category, which the Bank won for its sales strategy "Alcanza lo que queres" (Get what you want).

Financial Trusts - Own Portfolio

During the forth quarter and after, the Bank publicly offered the securities issued by the following financial trusts:

                                                                                        In millions of pesos
                                 ---------------------------------------------------------------------------
                                     Galicia        Tarjeta Naranja    Tarjetas del Mar     Tarjeta Naranja
                                  Personales VI         Trust V               III               Trust VI
                                 ---------------    ---------------    ----------------    -----------------
Issue date                              10.09.07           10.23.07            11.20.07             12.27.07
Estimated Due Date of the
 Certificates of
 Participation                          06.15.12           11.20.09            08.27.08             01.23.10
Underlying Assets (Portfolio              $108.1             $115.3               $14.2               $153.7(**)
Transferred)
Debt Securities Issued                    $100.5              $98.0               $11.4               $127.5
Certificates of Participation               $7.6              $17.3(*)            $ 2.8(*)             $22.5(*)

----------
(*)  Not publicly offered.
(**) Portfolio transferred at a discount of Ps.3.7 million.

FINANCIAL SYSTEM AND MAIN REGULATORY CHANGES

                                                  [GRAPHIC OMITTED] BancoGalicia

Miscellaneous

Effectiveness of the following was extended until December 31, 2008: i) the regime of VAT refund on purchases made by using debit cards; ii) Law No.25,561 and complementary ones, that declared the public emergency status on social, economic, administrative, financial and foreign exchange market matters; and
iii) Law No. 25,413 and complementary ones, on the tax on credits and debits on bank accounts and other operations.

--------------------------------------------------------------------------------
This report is a summary analysis of the Bank's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with the Bank's financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gov.ar) and the Buenos Aires Stock Exchange (www.bolsar.com). In addition, the Argentine Central Bank (www.bcra.gov.ar) may publish information related to the Bank as of a date subsequent to the last date for which the Bank has published information.
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------